March 17, 2010

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

National Intelligence Association, Inc.

File No. 333-163628

SEC Comment letter dated March 2, 2010

Dear Mr. Spirgel:

National Intelligence Association, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of March 2, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 10, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 2, 2010. We believe that the responses included hereinafter are complete and where disclosure has changes we have endeavoured to indicated, precisely, where any such changes have occurred. Further, we have endeavoured to revise all necessary section of the Filing where the applicable comment(s) may have affected any part thereof.

1.

Please be advised that we have reviewed your comments and while the Company still believes that this offering is a “true” secondary offering that is eligible to be made on a delayed basis under Rule 415(a)(1)(i), we have considered your comments and have undertaken to decrease the number of issued and outstanding shares being registered on behalf of our shareholders significantly. Accordingly, we believe that the reduction of the amount of shares being registered coupled with the facts and circumstances related to this Filing should persuade the Commission that the registered securities are not an indirect primary offering, but a true secondary offering eligible under Rule 415.

Again, we offer the following brief summary of the facts and circumstances surrounding the offering of the shares by each selling stockholder covered by the Form S-1, as well as the basis for the Company’s determination that each selling stockholder is not acting as a conduit for the Company.

On May 12, 2009, the Company issued 10,000,000 shares of the Company's common stock at $0.001 per share to the President of the Company pursuant to Section 4(2) and/or Regulation D for management services. On May 12, 2009, the Company issued 5,000,000 founders shares of the Company's common stock at $0.001 per share to various investors pursuant to Regulation S for proceeds of $5,000. On May 12, 2009, the Company issued 5,000,000 founders shares of the Company's common stock at $0.001 per share to the President of the Company pursuant to Section 4(2) and/or Regulation D for proceeds of $500.

From July 1, 2009 to August 31, 2009, the Company sold 435,000 shares of the Company's common stock at $0.10 per share to various investors for total proceeds of $43,500 pursuant to Section 4(2) and/or Regulation D. On September 9, 2009, the Company sold 100,000 shares of the Company's common stock at $0.10 per share to one investor for total proceeds of $10,000 pursuant to Section 4(2) and/or Regulation D. For the securities sold there is no applicable right or privilege that would result in any change in the market price of the Company’s Common. The only adjustment to the foregoing would occur in the event of a stock dividend, stock split or similar action which affects all outstanding shares of Common Stock equally.

The selling shareholders who acquired their shares as of May 12, 2009, have held those shares for a period of eight months as of the date of this letter and those shareholders having acquired such shares between July 1, 2009 and August 31, 2009, will likely have held such shares for 6 months as of the date of effectiveness of the Filing. As such the Company's believes that the selling shareholders have held the shares of a adequate period of time that there should be no correlation, which would lead to the conclusion that the selling shareholders are acting as a "conduit" for the Company, between the proximity of initial placement and the registration of such securities.

The Company has no knowledge or belief that any of the registered shareholders: (i) is a broker-dealer or an affiliate of a broker-dealer; (ii) of any relationship among the shareholders; (iii) of any contractual relationship between the shareholders or any affiliate of any shareholder regarding the sale of the stock.

Further, the Company was initially seeking to register shareholder stock in an aggregate of 6,535,000 shares of Common Stock. However, in an effort to resolve the "indirect offering" issue the Company has reduced the number of shares being registered on behalf of its shareholders to 1,135,000, representing 5.52% of the total issued and outstanding shares, 18.69% of the issued and outstanding non-affiliate stock and 21.13% of the total issued and outstanding stock.

The shares offered by the selling shareholders and the percentage of those shares in relation to the total shares offered are shown in the following table (the following table has been amended with the Filing as well):

		Before the Offering		After the Offering
Name of Selling Stockholder	Position, Office or Other Material Relationship	Total Number of Shares of common stock Beneficially Owned Prior to the Offering (1)	Number of Shares to be Offered for the Account of the Selling Stockholder (2)	Number of Shares to be Owned after this Offering (3)	Percentage to be Beneficially Owned after this Offering (3) (4)

Common Stock
Hermiz Albazi		100,000	100,000	900,000	4.38%
Baltic Investment LTD. (5)		1,000,000	100,000	900,000	4.38%
John Cassagne		50,000	50,000	0	0%
Virginia M Cook		50,000	50,000	0	0%
Charles W. Degner		50,000	50,000	0	0%
David Hershberger		75,000	75,000	0	0%
Irish Delta, Inc. (6)		1,000,000	100,000	900,000	4.38%
Pamela Kostynuik		30,000	30,000	0	0%
Mazi International Corp. (7)		1,000,000	100,000	900,000	4.38%
Michael J. McCullough		30,000	30,000	0	0%
James Miller	CEO, CFO, Treasurer and Director	15,000,000	100,000	14,900,000	72.55%
Nelevi, S.A. (8)		1,000,000	100,000	900,000	4.38%
Jesse Root		50,000	50,000	0	0%
Strotas Group Corp. (9)		1,000,000	100,000	900,000	4.38%
Darren Wright		100,000	100,000	0	0%
Total		20,535,000	1,135,000	20,300,000	100.00%

None of the selling shareholders, (except James Miller, the Company's CEO) were affiliated with the Company prior to closing of the Placement Agreements and there were no prior securities transactions between the Company and any of the selling shareholders. Other than the relationship of the shareholder to the Company as a shareholder, the Company is not aware of any other relationships between the Company and the selling stockholders and between the selling shareholders themselves.

In conclusion, the Company believes, with the percentage of the issued and outstanding shares being reduced significantly that the selling stockholders would not be seen as acting as conduits for the Company, we believe that the facts and circumstances presented within this letter and within the Filing compel the conclusion that the offering by the selling stockholders pursuant to the Registration Statement on Form S-1 is “true” secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.

We have revised the Filing and provided support for claims made therein where appropriate and in those cases where support cannot readily be obtained we have removed such assertions.

3.

We have revised the Filing accordingly.

4.

We have revised the Filing accordingly.

5.

We have revised the Filing to indicate that at this time we have no specific details regarding the timing, manner or source of obtaining any funding. We have also included additional language regarding the fact that we may be unable to secure any such funding and as a result we may be forced to suspend or terminate operations.

6.

We have revised the Filing accordingly.

7.

We have revised the Filing accordingly.

8.

We have revised the Filing accordingly.

9.

We have revised the Filing accordingly.

10.

We have revised the Filing accordingly.

11.

We have revised the Filing to indicate that the Company is has not approximated media costs as we have not yet determined the necessary scope of any traditional advertising campaign.

12.

We have removed the "Sales Strategy" section to avoid any confusion relating to those services we intent to sell.

13.

We have clarified our disclosure regarding the "international network of investigators" so that it adequately sets forth how our associations allow us access to other members located throughout the United States and the rest of the world. Please see the added section captioned "Licenses/Professional Associations and Memberships" for the clarifying language.

14.

We have revised the Filing accordingly.

15.

We have revised the Filing accordingly.

16.

We have revised the Filing accordingly.

17.

We have revised the Filing accordingly.

18.

We have clarified the nature of the license that the Company holds (see the section captioned "License/Professional Memberships") and removed the language relating to Mr. Miller being the Chief Agent in Charge of the Company to avoid any unnecessary confusion. We believe that the duties to be performed by Mr. Miller are clear as he is noted as the Company's founder, CEO, President, Secretary and Chairman of the Company's Board of Directors.

19.

We have revised the Filing accordingly.

20.

We have revised the Filing accordingly.

21.

We have revised the Filing accordingly.

22.

We have made such representations to counsel as are customary in the preparation and drafting of documents such as the Filing. We have represented that all facts and circumstances surrounding the Company and its business are true and correct and that all signatures and documents being relied on by counsel are genuine. We have been informed that counsel has amended the Consent Letter to remove any referenced to such representation that may have been relied on by them in rendering their opinion. Further, the Company believes that its representation to counsel regarding the filing are limited to such representations as necessary to assist counsel in the preparation and drafting of the Filing.

In connection with the Company’s responding to the comments set forth in the March 2, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ James Miller

James Miller, Chief Executive Officer & President

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